Crédit Agricole Securities (USA) Inc.

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors

Year Ended December 31, 2019
(Dollars in Thousands)

Balance, January 1, 2019	$ 360,000
Increase:	
Issuance of subordinated notes	–
Decrease:	
Payment of subordinated notes	–
Balance, December 31, 2019	$ 360,000

See notes to financial statements.